October 5, 2022

VIA EDGAR
==========
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Rossotto,
On September 20, 2022, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement Statement”) with respect to the VectorShares Min Vol ETF (the “Fund”). On October 3, 2022, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Shareholder Letter:
Comment 1. Please state why the new advisory agreement is needed and any material changes from the existing advisory agreement.
Response. The Registrant has revised the disclosure as requested.
Comment 2. Please add language to the italicized language at the bottom of the letter indicating that any changes in votes must be made prior to the meeting.
Response. The Registrant has revised the disclosure as requested.
Proxy:
Comment 3. In the Background section in proposal I, please add disclosure noting any materials differences in the advisory agreements.
Response. The Registrant has revised the disclosure as requested.
Comment 4. Please confirm that the table described in Item 22(a)(3)(iv) of Schedule 14A is not required in this proxy statement or add the table.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■  Dallas, TX ■  Tel 214.665.3685

Response. The Registrant confirms that the table described in Item 22(a)(3)(iv) of Schedule 14A is not required in this proxy statement.
Comment 5. In “Payment of Expenses”, please disclose how long the waiver will continue as well as any differences between the new and proposed expense limitation agreements and their impact on shareholders.
Response. The Registrant has revised the disclosure as requested.
Comment 6. Please add disclosure to Other Information regarding what will happen if the Proposed Agreement is not approved by shareholders.
Response. The Registrant has revised the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle